UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

uniQure N.V.

(Name of Issuer)

Ordinary Shares, €0.05 par value per share

(Title of Class of Securities)

N90064 101

(CUSIP Number)

Frank Ochsenfeld

Coller Capital Limited

116 Park Street

London

W1K 6AF

United Kingdom

+44 (0) 20 7079 9401

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 07, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. N90064 101	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Coller Investment Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, Channel Islands
NUMBER OF SHARES	7	SOLE VOTING POWER —0—
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,118,520 (see Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER —0—
WITH	10	SHARED DISPOSITIVE POWER 2,118,520 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,118,520 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.73%[1]
14	TYPE OF REPORTING PERSON* CO

1 The calculation assumes that there are 36,946,816 Ordinary Shares outstanding as set forth in uniQure N.V.’s (the “Issuer”) prospectus supplement dated May 2, 2018 and filed with the Securities and Exchange Commission (the “Commission”) on May 3, 2018. It excludes an aggregate of 2,952,505 Ordinary Shares held by entities affiliated with Forbion Capital (see Item 2) in which Coller International Partners V-A is a limited partner.

SCHEDULE 13D

CUSIP No. N90064 101	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Coller International General Partner V, L.P
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, Channel Islands
NUMBER OF SHARES	7	SOLE VOTING POWER —0—
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,118,520 (see Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER —0—
WITH	10	SHARED DISPOSITIVE POWER 2,118,520 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,118,520 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.73% [1]
14	TYPE OF REPORTING PERSON* PN

1The calculation assumes that there are 36,946,816 Ordinary Shares outstanding as set forth in the Issuer’s prospectus supplement dated May 2, 2018 and filed with the Commission on May 3, 2018. It excludes an aggregate of 2,952,505 Ordinary Shares held by entities affiliated with Forbion Capital (see Item 2) in which Coller International Partners V-A is a limited partner.

SCHEDULE 13D

CUSIP No. N90064 101	Page 4 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Coller International Partners V-A, L.P
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, Channel Islands
NUMBER OF SHARES	7	SOLE VOTING POWER —0—
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,118,520 (see Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER —0—
WITH	10	SHARED DISPOSITIVE POWER 2,118,520 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,118,520 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.73% [1]
14	TYPE OF REPORTING PERSON* PN

1 The calculation assumes that there are 36,946,816 Ordinary Shares outstanding as set forth in the Issuer’s prospectus supplement dated May 2, 2018 and filed with the Commission on May 3, 2018. It excludes an aggregate of 2,952,505 Ordinary Shares held by entities affiliated with Forbion Capital (see Item 2) in which Coller International Partners V-A is a limited partner.

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on February 10, 2014, as amended and supplemented by Amendment No. 1 filed on December 14, 2017 (as so amended, the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”), with respect to the Ordinary Shares of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

The Reporting Persons are filing this amendment to reflect its new percentage beneficial ownership in the Issuer, which has decreased as a result of an increase in the Issuer’s Common Stock outstanding as a result of issuances of new Ordinary Shares of 5,175,000 on May 07, 2018.

Item 5.	Interest in Securities of the Issuer.

The response set forth in Items 5 (a) and (b) of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

(a) — (b)      The calculation assumes that there are 36,946,816 Ordinary Shares outstanding as set forth in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on May 7, 2018. It excludes an aggregate of 2,952,505 Ordinary Shares held by entities affiliated with Forbion Capital (see Item 2) in which Coller International Partners V-A is a limited partner.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 08, 2018                                                      Coller Investment Management Limited

By: /s/ Peter M Hutton

Name: Peter M Hutton

Title: Director

Coller International General Partner V, L.P.

By: Coller Investment Management Limited, its general partner

By: /s/ Peter M Hutton

Name: Peter M Hutton

Title: Director

Coller International Partners V-A, L.P.

By: Coller International General Partner V, L.P., its general partner

By: Coller Investment Management Limited, its general partner

By: /s/ Peter M Hutton

Name: Peter M Hutton

Title: Director